Exhibit (a)(8)

OFFER TO PURCHASE FOR CASH

UP TO 1,500,000 SHARES OF ITS CLASS A COMMON STOCK AND

UP TO 580,000 SHARES OF ITS CLASS B COMMON STOCK

AT A PURCHASE PRICE OF $48.10 PER SHARE

May 13, 2014

On April 24, 2014, Belk, Inc. (“Belk”) launched an offer to purchase up to 1,500,000 shares of its Class A common stock and up to 580,000 shares of its Class B common stock from its stockholders through a tender offer at a price of $48.10 per share. The tender offer was explained in detail in the Offer to Purchase and Letter of Transmittal that was previously provided to you.

As described in the Offer to Purchase, the Board of Directors relied on an appraisal conducted by Willamette Management Associates (“Willamette”) to determine the fair market value of the common stock. The appraisal was filed with the Securities and Exchange Commission at the time Belk launched the offer and we are providing this copy for your convenience, which is comprised of both the analysis by Willamette and a number of exhibits related to the analysis, including three years of projections (pages 72-73).

As a reminder, the tender offer is scheduled to expire at 12:00 midnight, E.D.T., on May 21, 2014, unless extended by Belk. In order for you to tender your shares, we must receive your share certificates and the other documents on or prior to that date. Neither Belk nor its Board of Directors nor any advisors retained by Belk or its Board of Directors in this matter makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares.

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